Exhibit 99.1

Danke Announces Investment and Cooperation Agreements with Local Government in China

BEIJING, China, March 18, 2020 /PR Newswire/ — Phoenix Tree Holdings Limited (“Danke” or the “Company”) (NYSE: DNK), one of the largest co-living platforms in China with the fastest growth, today announced its entry into investment and cooperation agreements with the local government of the Huaqiao Economic Development Zone (“Huaqiao EDZ”) in Kunshan, Jiangshu Province, China.

Pursuant to the agreements, Danke will establish a wholly-owned subsidiary in the Huaqiao EDZ (the “Huaqiao Subsidiary”), which will then form a joint venture with Kunshan Yinqiao Holding Group Co., Ltd. (“Kunshan Yinqiao”), an investment entity of the local government. The Huaqiao Subsidiary will make a capital contribution of RMB625 million in exchange for 51.02% equity interest in the joint venture while Kunshan Yinqiao will make a capital contribution of RMB600 million in exchange for the remaining 48.98% stake. The joint venture will use all the capital contributions to develop the co-living apartment business. Danke is expected to control and consolidate the joint venture in Danke’s consolidated financial statements.

It is also agreed that the Huaqiao Subsidiary and Kunshan Yinqiao will not transfer their respective equity interests in the joint venture for a period of eight years after the capital contributions to the joint venture are completed. After the eight years, Kunshan Yinqiao will have the right to require the Huaqiao Subsidiary or its designated party to repurchase all of Kunshan Yinqiao’s equity interest in the joint venture at a price equal to Kunshan Yinqiao’s initial capital contribution of RMB600 million plus interest accrued on such amount calculated at an annual interest rate equal to the PBOC’s benchmark rate (plus certain spread if the Huaqiao Subsidiary and its affiliates established in the Huaqiao EDZ contribute tax revenues to the local government of less than a certain amount in the aggregate in the eight-year period). To secure such repurchase obligation, the Huaqiao Subsidiary will pledge all of its equity interest in the joint venture to Kunshan Yinqiao upon completion of Kunshan Yinqiao’s capital contribution to the joint venture.

The local government expects to provide certain benefits and support to the local Danke entities, including but not limited to assist with bank financing, offer talent retention incentives, and provide government awards.

ABOUT DANKE

Danke, one of the largest co-living platforms in China with the fastest growth, is redefining the residential rental market through technology and aims to help people live better. Empowered by data, technology, and a large-scale apartment network, Danke’s vibrant and expanding ecosystem connects and benefits property owners, residents, and third-party service providers, and delivers quality and best-in-class services through an innovative “new rental” business model featuring centralization, standardization, and a seamless online experience. Danke was founded in 2015 and is headquartered in Beijing, China. For more information, please visit ir.danke.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Danke’s strategic and operational plans, contain forward-looking statements. Danke may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Danke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Danke’s goals and strategies; Danke’s future business development, results of operations and financial condition; Danke’s ability to maintain and enhance its ecosystem; Danke’s ability to expand its apartment network and resident base, meet evolving market trends, adapt to changing demands of property owners and residents and improve the effectiveness of its technology system; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Danke’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Danke does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS

Investor Relations Contact

Danke IR

Email: ir@danke.com

Bill Zima

ICR, Inc.

Phone: +1 203-682-8200

Media Relations Contact

Danke PR

Email: pr@danke.com

Edmond Lococo

ICR, Inc.

Phone: +86 (10) 6583-7510